Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Aeterna Zentaris Inc. (“Aeterna” or the “Company”)
c/o Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
Toronto, Ontario M5K 1E7

2.	Date of Material Change

July 18, 2022

3.	News Release

On July 18, 2022, the Company issued a press release disclosing the effective date of its share consolidation. The press release was disseminated by the Company through GlobeNewswire. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On July 18, 2022, the Company announced that it would be effecting a share consolidation on the basis of twenty-five pre-consolidation common shares for one post-consolidation common share (the “Share Consolidation”). The Share Consolidation reduced the number of common shares issued and outstanding as of July 18, 2022 from approximately 121,397,007 common shares to approximately 4,855,876 common shares. The common shares commenced trading on the Toronto Stock Exchange and on the Nasdaq Capital Market (the “Nasdaq”) on a consolidated basis at the opening of trading on July 21, 2022.

5.1	Full Description of Material Change

On July 28, 2021, the Company received a letter from the Listing Qualifications Staff of the Nasdaq notifying the Company that during the 30 consecutive business days prior to the date of the letter, the closing bid price of the common shares was below US$1.00 per share and, therefore, the Company did not meet the requirement for continued listing on Nasdaq as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a grace period of 180 calendar days, through January 24, 2022.

On January 26, 2022, the Company announced that the Listing Qualifications Staff of the Nasdaq had notified the Company that it has been granted an additional 180 calendar day period, through July 26, 2022 to comply with the Bid Price Rule for continued listing on the Nasdaq. On July 15, 2022, the shareholders of the Company voted in favour of a special resolution approving the Share Consolidation. On July 18, 2022, the Company filed articles of amendment to effect the Share Consolidation. The Share Consolidation reduced the number of common shares issued and outstanding as of July 18, 2022 from 121,397,007 common shares to approximately 4,855,876 common shares.

As the Company has failed to meet a minimum bid price for its common shares above US$1.00 for a minimum of at least ten consecutive days before July 25, 2022, the Company could be subject to delisting from Nasdaq unless the Company timely requests a hearing before a Nasdaq Hearings Panel. However, Aeterna expects to be in full compliance with Nasdaq Listing Rules by August 3, 2022, having traded for a minimum of ten consecutive business days at or above $1.00 per common share by that date. The Company expects to receive a notice of delisting during the week of July 25, 2022. Such notice would afford the Company seven calendar days to request a hearing. If the Company has not been deemed in compliance by the due date for requesting a hearing, the Company intends to timely request a hearing. The hearing request will automatically stay any suspension or delisting action pending the conclusion of the hearings process. Should the Company regain compliance after it has requested a hearing, the Company expects that the hearing will be cancelled, provided it meets all other requirements for continued listing at the time. At present, the Company meets all other requirements for continued listing, with the exception of the bid price requirement.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Giuliano La Fratta, Chief Financial Officer, at (843) 900-3223 or IR@AEZSinc.com.

9.	Date of Report

July 26, 2022